

Solid Q3 2014 Results Reinforces
Advantage's Enviable Growth Position

Funds From Operations Up 123%,
Production Up 18%, Total Cash Costs Down 26%

(TSX: AAV, NYSE: AAV)

Calgary, Alberta, November 13, 2014 - Advantage's third quarter 2014 financial and operating results represents another solid quarter of performance highlighting our industry leading low cost structure, financial flexibility and operational successes. These results demonstrate the Corporation's capacity to grow its Glacier Montney resource play and preserve a strong balance sheet through cycles of high volatility in the commodity and financial markets. Our focus on execution and optimization of our development plan while maintaining a strong balance sheet is fundamental to delivering per share growth to our shareholders.

Advantage's industry leading low cost structure is demonstrated by a 26% decrease in total cash costs during the third quarter of 2014 to $0.85/mcfe ($5.10/boe) . This contributed to a 123% increase in funds from operations to $0.22/share with production up 18% to 132.5 mmcfe/d (22,087 boe/d) despite TransCanada's northwest Alberta mainline sales gas transportation restrictions during the third quarter of 2014. Year to date operating and cash G&A costs are tracking on budget at $0.31/mcfe ($1.89/boe) and $0.17/mcfe ($1.02/boe), respectively. Advantage's third quarter operating netback of $3.33/mcfe ($19.98/boe) represents 86% of net sales, among the highest margins in the sector.

Advantage currently has over 100 mmcf/d of excess well deliverability from recently completed wells including a new Middle Montney well which flowed at a final production test rate of 11.4 mmcf/d with an estimated liquids yield of 47 bbls/mmcf. The Corporation increased its total Montney acreage to 129 net sections (82,720 net acres) through the addition of nine contiguous 100% owned sections of Montney acreage in the new drilling fairway at Progress, located approximately 20 kilometers northeast of Glacier. Our 100% owned Glacier gas plant and sales pipeline expansions are proceeding on schedule and are targeted for completion by June 2015.

The Corporation's strong financial position in support of our development program includes available bank credit facilities of $329 million (18% drawn), a total debt to third quarter annualized cash flow of 1.4 times and a strong natural gas hedging program. Currently, 51% of forecast production is hedged for 2014 and 2015 at an average AECO Canadian price of $3.85/mcf and 31% of forecast production hedged in 2016 at an average AECO Canadian price of $3.93/mcf.

Advantage's development program is designed to grow production 36% to 183 mmcfe/d (30,500 boe/d) by June 2015 and 85% to 245 mmcfe/d (40,833 boe/d) by 2017 while maintaining an average total debt to forward cash flow ratio of 1.5 or less. The ongoing success of our operational activities, our industry leading low cost structure and commodity price hedging program have positioned Advantage to continue Montney growth even during lower natural gas price cycles.

Financial and Operating Highlights [1]		Three months ended September 30			Nine months ended September 30	
		2014	2013		**2014**	2013
Financial ($000, except as otherwise indicated)						
Sales including realized hedging	$	**47,190**	$ 27,857		**$ 156,694**	$ 108,639
Funds from operations	$	**36,818**	$ 16,516		**$ 124,828**	$ 61,488
per share [2]	$	**0.22**	$ 0.10		**$ 0.74**	$ 0.37
Total capital expenditures	$	**79,315**	$ 28,001		**$ 149,615**	$ 85,858
Working capital deficit [3]	$	**48,354**	$ 19,836		**$ 48,354**	$ 19,836
Bank indebtedness	$	**71,044**	$ 139,941		**$ 71,044**	$ 139,941
Convertible debentures (face value)	$	**86,250**	$ 86,250		**$ 86,250**	$ 86,250
Basic weighted average shares (000)		**169,789**	168,383		**169,285**	168,383
Operating						
Daily Production						
Natural gas (mcf/d)		**131,553**	111,518		**129,682**	115,863
Crude oil and NGLs (bbls/d)		**161**	105		**174**	651
Total mcfe/d [4]		**132,519**	112,148		**130,726**	119,769
Total boe/d [4]		**22,087**	18,691		**21,788**	19,962
Average prices (including hedging)						
Natural gas ($/mcf)	$	**3.80**	$ 2.63		**$ 4.30**	$ 3.01
Crude oil and NGLs ($/bbl)	$	**83.14**	$ 95.13		**$ 93.87**	$ 75.97
Cash netbacks ($/mcfe) [4]						
Petroleum and natural gas sales	$	**4.10**	$ 2.53		**$ 4.72**	$ 3.29
Realized gains (losses) on derivatives		**(0.23)**	0.17		**(0.33)**	0.03
Royalties		**(0.19)**	(0.12)		**(0.22)**	(0.18)
Operating expense		**(0.35)**	(0.29)		**(0.31)**	(0.54)
Operating netback		**3.33**	2.29		**3.86**	2.60
General and administrative		**(0.12)**	(0.46)		**(0.17)**	(0.47)
Finance expense		**(0.19)**	(0.28)		**(0.22)**	(0.27)
Other income		**-**	0.05		**0.03**	0.03
Cash netbacks	$	**3.02**	$ 1.60		**$ 3.50**	$ 1.89

(1) Financial and operating highlights for continuing operations of Advantage.

(2) Based on basic weighted average shares outstanding.

(3) Working capital deficit includes trade and other receivables, prepaid expenses and deposits, and trade and other accrued liabilities.

(4) A boe and mcfe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil.

Funds from Operations Up 123%, Production up 18% and Cash Costs down 26%

- Funds from operations increased 123% to $36.8 million or $0.22 per share for the third quarter of 2014. For the nine months ended September 30, 2014 fund from operations increased 103% to $124.8 million or $0.74 per share as compared to the same period of 2013.

- Production from Glacier increased 18% to 132.5 mmcfe/d (22,087 boe/d) for the third quarter of 2014 as compared to the same period of 2013. Glacier production for the first nine months of 2014 averaged 130.7 mmcfe/d (21,788 boe/d), 25% higher than 2013. Production for the current quarter was impacted due to TransCanada's northwest Alberta mainline sales gas restrictions resulting from their maintenance activities. TransCanada has advised that they will continue to conduct periodic maintenance work during the fourth quarter of 2014.

- Our operating netback during the third quarter of 2014 was $3.33/mcfe representing 86% of our net sales price of $3.87/mcfe, including realized hedging.

- Total cash costs including operating expense, royalties, general and administrative expense, and finance expense during the third quarter of 2014 was $0.85/mcfe, a decrease of 26% from $1.15/mcfe during the same period of 2013. For the first nine months of 2014 total cash costs was $0.92/mcfe, a decrease of 37% from $1.46/mcfe during the same period of 2013.

- Operating expense averaged $0.31/mcfe during the first nine months of 2014, a reduction of 43% as compared to the same period of 2013. Operating expense increased during the third quarter of 2014 to $0.35/mcfe due to a temporary increase in water handling volumes resulting from the concurrent completion and flow back of several multi-well pads. An additional water disposal well at Glacier was recently commissioned to reduce the costs for third party trucking and water disposal costs during these periods of high well completion activity.

- Royalty rates averaged 4.7% in the third quarter and 4.7% for the nine months of 2014.

- G&A cash expenses decreased 74% to $0.12/mcfe in the third quarter of 2014 compared to the same period in 2013. G&A cash expense has averaged $0.17/mcfe during the first nine months of 2014, a reduction of 64% as compared to 2013. Advantage's concentrated asset base at Glacier contributes to a highly focused and efficient operation.

- Total capital expenditures for the three and nine months ended September 30, 2014 were $79.3 million and $149.6 million, respectively.

- Bank indebtedness outstanding at September 30, 2014 was $71.0 million representing an 18% draw on our $400 million credit facility. Total debt including working capital and debentures was $205.6 million as of September 30, 2014 resulting in a total debt to annualized third quarter 2014 cash flow of 1.4 times.

Glacier Phase VII Development On Track Including a New Middle Montney Well Test at 11.4 mmcf/d with 47 bbls/mmcf of Liquids

- Advantage's Phase VII Glacier development program is designed to grow production 36% to 183 mmcfe/d by June 2015 including the extraction of natural gas liquids at our 100% owned Glacier gas plant. A total of 33 Phase VII wells are being drilled to support the future ramp up and sustainment of production at 183 mmcfe/d.

- We have drilled and rig released 21 of our planned 33 Phase VII Montney wells and drilling operations are continuing ahead of schedule with three drilling rigs. Phase VII completion activities began during the third quarter with operations conducted on two new multi-well pads.

- Current excess well deliverability of over 100 mmcfe/d (IP30) is available from three new multi-well pads comprised of a total of 13 new Montney wells (two Phase VI and one Phase VII well pads) which will be utilized to maintain current production through to June 2015 and to support increasing production to 183 mmcfe/d.

- Included in our completion and production testing activity in the third quarter, a new Middle Montney well was production tested for 55 hours and demonstrated a final production test rate of 11.4 mmcf/d based on a normalized average wellhead pressure of 3,000 kpa. This well demonstrated a final free condensate rate of 31 bbls/mmcf and a propane plus liquids yield of 47 bbls/mmcf based on a shallow cut liquids extraction process. This new well is a follow-up to our record Middle Montney well which tested at 13 mmcf/d and still producing at a restricted rate of 5 mmcf/d at a flow pressure of 7,600 kpa after being on-stream for 8 months.

- The Glacier gas plant expansion and sales line lateral installation is on schedule for June 2015. The gas plant expansion includes installation of a shallow cut liquids extraction process, condensate stabilization and additional gas compression.

- Advantage has secured firm service sales gas transportation commitments to support our June 2015 production target of 183 mmcfe/d and additional sales gas transportation commitments of up to 205 mmcfe/d in 2016.

Increased Hedging Program Reduces Cash Flow Volatility

- We have increased our natural gas price hedging positions to provide further downside cash flow protection in support of our multi-year development program.

- For the balance of 2014, we have 56% of our net forecast production hedged at an average price of $3.90/mcf. For 2015 and 2016, we have 51% and 31% of our net forecast production hedged at an average price of $3.90/mcf and $3.93/mcf, respectively. For the first quarter of 2017, we have hedged 25% of our net forecast production at an average price $3.95/mcf.

Outlook

Although we remain cautious on the current commodity price volatility we are experiencing, our current Phase VII development plan is on-track to increase production 36% to 183 mmcfe/d by June 2015 with additional production growth to 205 mmcfe/d in 2016 and 245 mmcfe/d in 2017. We anticipate production to remain at approximately 135 mmcfe/d until June of 2015 when the completion of our Glacier plant expansion will facilitate increasing production to 183 mmcfe/d including approximately 900 to 1,000 bbls/d of initial natural gas liquids sales. Cash flow per share is anticipated to increase by 190% over the three year development plan timeframe (2014 to 2017) based on an average natural gas price of AECO Cdn $3.75/mcf.

Operations have been initiated on our new Valhalla land block. We anticipate reporting results from this area in 2015.

Advantage's world class Glacier Montney asset, industry leading cost structure, strong balance sheet and focused business plan are all key factors in the execution of our development program designed to deliver significant production and cash flow per share growth. Our third quarter 2014 results demonstrate another solid reporting period that helps to reinforce the significant long term value opportunity that we believe is available in our Glacier Montney area. We remain focused on execution and maintaining a strong balance sheet.

Interim Consolidated Financial Statements and MD&A

Advantage's unaudited interim consolidated financial statements for the nine months ended September 30, 2014 together with the notes thereto, and Management's Discussion and Analysis for the nine months ended September 30, 2014 have been prepared in accordance with International Financial Reporting Standards ("IFRS") and posted on our website at www.advantageog.com and filed under our profile on SEDAR at www.sedar.com.

For further information contact:

Craig Blackwood
Vice President, Finance and Chief Financial Officer
(403) 718-8005
OR
Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
300, 440 - 2nd Avenue SW
Calgary, Alberta T2P 5E9
Phone: (403) 718-8000
Fax: (403) 718-8332
Web Site: **www.advantageog.com**
E-mail: ir@advantageog.com

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "can", "will", "project", "predict", "potential", "target", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, Advantage's ability to grow its Glacier Montney resource play and preserve a strong balance sheet during cycles of volatility in the commodity and financial markets; Advantage's focus on execution and optimization of its development plan and the maintenance of a strong balance sheet and its anticipated effect on per share growth; Advantage's anticipated production, production per share growth, cash flow per share growth and debt to cash flow ratio including the targeted amount and timing of achievement thereof; expected increases in production in 2015, 2016 and 2017 resulting from Advantage's Glacier three year development plan; expected maintenance work to be performed by TransCanada during the fourth quarter of 2014; expectations as to the number of wells in Advantage's Phase VII Program required to provide sufficient production inventory to maintain production at anticipated levels; expected number of future drilling locations; anticipated drilling plans, including drilling rigs to be deployed and number of wells to be included in Advantage's Phase VII drilling program; anticipated timing of completion of expansion of Glacier gas plant and expected effect of completion of such expansion on Advantage's production; Advantage's expected timing of reporting results from its new Valhalla land block; anticipated effect of Advantage's Glacier Montney asset, cost structure, strong balance sheet and focused business plan on execution of Advantage's development program and production and cash flow per share growth; and Advantage's belief that its Glacier Montney area provides the opportunity for significant long term value. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; Advantage's success at acquisition, exploitation and development of reserves; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; delays in completion of the expansion of the Glacier gas plant; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's crude oil and natural gas properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

Management has included the above summary of assumptions and risks related to forward-looking information provided in this MD&A in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this MD&A and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to final production test rates, initial test production rates, 30 day production rates and other short-term production rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. Additionally, such rates may also include recovered "load oil" fluids used in well completion stimulation. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Advantage. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Corporation cautions that the test results should be considered to be preliminary.

The Corporation discloses several financial measures that do not have any standardized meaning prescribed under International Financial Reporting Standards ("IFRS"). These financial measures include operating netbacks and debt to cash flow ratio. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation's principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income or other measures of financial performance as determined in accordance with IFRS. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies. Please see the Corporation's most recent Management's Discussion and Analysis, which is available at www.sedar.com and www.advantageog.com for additional information about these financial measures, including a reconciliation of funds from operations to cash provided by operating activities.

The following abbreviations used in this press release have the meanings set forth below:

bbls	*barrels*
boe	*barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas*
mcf	*thousand cubic feet*
mmcf	*million cubic feet*
mmcf/d	*million cubic feet per day*
mcfe	*thousand cubic feet equivalent on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs*
mmcfe	*million cubic feet equivalent*
mmcfe/d	*million cubic feet equivalent per day*